UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64685/June 16, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14392

In the Matter of	:
	:
SAF T LOK, INC.,	:
SALESREPCENTRAL.COM, INC.,	: ORDER MAKING
SAMES CORP.,	: FINDINGS AND
SCIENTIFIC RADIO SYSTEMS, INC.,	: REVOKING
SCRIPTEL HOLDING, INC.	: REGISTRATIONS BY
(N/K/A NATIONAL COMMUNITY BUILDERS, INC.),	: DEFAULT AS TO
SDC INTERNATIONAL, INC., and	: FIVE RESPONDENTS
SENECA ACQUISITION CORP.	:

The Securities and Exchange Commission (Commission) issued its Order Instituting Administrative Proceedings (OIP) on May 16, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that Respondents[1] were served with the OIP by May 20, 2011, in accordance with 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due by June 2, 2011. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). To date, no Respondent has filed an Answer, and the time for filing has expired.

Saf T Lok, Inc. (Saf T Lok), Salesrepcentral.com, Inc. (Salesrepcentral.com), Sames Corp. (Sames), Scientific Radio Systems, Inc. (Scientific Radio Systems), and SDC International, Inc. (SDC International) (collectively Respondents) are in default for failing to file Answers to the OIP or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

Saf T Lok (CIK No. 902056) is a dissolved Florida corporation located in Sharon, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Saf T Lok is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2002, which reported a net loss of over $80,000 for the prior three months. On May 22, 2002, Saf T Lok filed a

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[1] The proceeding has ended as to Respondent Scriptel Holding, Inc. (n/k/a National Community Builders, Inc.). See Saf T Lok, Inc., Exchange Act Release No. 64566 (May 31, 2011). The Division and Respondent Seneca Acquisition Corp. are in settlement negotiations. The proceeding is therefore pending the outcome of those negotiations.

Chapter 7 petition in the U.S. Bankruptcy Court for the Western District of Pennsylvania, and the case was terminated on September 8, 2006.

Salesrepcentral.com (CIK No. 1069559) is a Nevada corporation located in Oldsmar, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Salesrepcentral.com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2002.

Sames (CIK No. 12180) is a forfeited Delaware corporation located in Franklin Park, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sames is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2001, which reported a net loss of over $1.7 million for the prior three months. On August 17, 2001, Sames filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of Illinois, and the case was terminated on February 11, 2011.

Scientific Radio Systems (CIK No. 87817) is a dissolved New York corporation located in Rochester, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Scientific Radio Systems is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1993, which reported a net loss of over $445,000 for the prior nine months. On February 2, 1995, Scientific Radio Systems filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Western District of New York, and the case was terminated on January 17, 1996.

SDC International (CIK No. 1005841) is a void Delaware corporation located in Palm Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SDC International is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB/A for the period ended December 31, 2001, which reported a net loss of over $9.9 million for the prior twelve months.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Saf T Lok, Inc., Salesrepcentral.com, Inc., Sames Corp., Scientific Radio Systems, Inc., and SDC International, Inc., are hereby REVOKED.

Robert G. Mahony
Administrative Law Judge